Pacificorp Holdings, Ltd.
500 North Rainbow Road, Suite 300
Las Vegas NV 89107

June 5, 2015

Dear Mr. Lopez,

We are responding to your comments dated June 4, 2015,  relating to the Company’s Prospectus on Form S-1/A filed on May 26, 2015.  The response has been numbered to correspond with the comments in your June 4, 2015  letter.

Exhibit 23.1

1. The consent provided by your independent registered public accounting firm refers to the “balance sheet of Pacificorp Holdings, LTD as of the period ended October 6, 2014 (inception) and January 31, 2015.” Please provide a revised consent that refers to the audited balance sheet as of January 31, 2015.

We have obtained an updated consent from our independent registered public accounting firm to provide the revised language as requested.

Yours truly,

/s/ Wan Soo Lee
President, CEO and Director